EXHIBIT 99.1

February 3, 2017	News Release 17-01

Brucejack Commissioning Accelerated;
Forecast to Complete Mine Construction is US$811.1 million
Vancouver, British Columbia February 3, 2017; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company) is pleased to report the acceleration of commissioning of the Brucejack Mine with dry commissioning now scheduled to commence in March and wet commissioning scheduled to commence in early April. In addition, an updated forecast of the capital cost to complete construction of the Brucejack Mine has been completed. The capital cost, including working capital, is now estimated to be US$811.1 million, an increase of 16% from the February 2016 capital cost estimate.
Commissioning
Construction has advanced ahead of schedule and dry commissioning of the mill is now planned for March with wet commissioning expected in early April. (Commissioning was previously planned for mid-2017.)
Over 110,000 tonnes of ore has been stockpiled on surface and underground in preparation for mill commissioning. Underground development is well advanced with eleven stopes crosscut on two levels in preparation for long-hole drilling and cross cutting of a further four stopes in progress. Long-hole drills are being mobilized, with long-hole drilling expected to commence the second week of March.
Highlights of Capital Cost Forecast
The total project capital cost forecast (the “February 2017 Forecast”) to complete construction of the Brucejack Mine, including contingencies, is US$811.1 million, an increase of 16% from the February 2016 capital cost estimate of US$696.8 million. The February 2017 Forecast includes US$68.8 million of working capital for the first three months of production, but does not take into account any revenue generated during this period.
Key areas of capital cost increases from the February 2016 capital cost estimate include: the transmission line (US$37.9 million); costs to accelerate commissioning (US$13.9 million); new scope items (US$21.7 million); construction overages (US$34.1 million); and Indirects/Owner’s costs (US$31.4 million).
The updated capital cost forecast to complete construction of the Brucejack Mine, including contingencies, has been prepared on the basis of: 97% committed of the February 2017 Forecast excluding working capital (US$719.7 million of US$742.3 million), substantial completion of engineering; award of all major contracts and purchase orders; substantial completion of civil works; approximately 95% completion of project wide concrete installation; substantial completion of fabrication of structural steel; approximately 60% completion of erection of site-wide structural steel; approximately 75% completion of process tank installation; approximately 15% completion of mechanical and piping installation for the mill building and associated works; approximately 25% completion of electrical and instrumentation installation for the mill building and associated works, completion and energization of the Stewart to Knipple substation transmission line works; and approximately 90% completion of the Knipple substation to Brucejack Mine transmission line.

A summary of capital costs from the February 2017 Forecast in comparison with the February 2016 capital cost estimate is shown in Table 1 below.

Table 1: Capital Costs Summary Comparison(1)
	February 2017 Forecast (US$ million)	February 2016 Estimate (US$ million)
Mine underground	90.7	101.4
Mine site(2)	250.4	165.3
Offsite Infrastructure(3)	108.8	81.0
Total Direct Costs	449.9	347.7
Indirect Costs	78.3	97.5
Owner’s Costs	209.0	160.3
Contingency	5.1	35.3
Total Capital Cost	742.3	640.8
Working Capital	68.8	56.0
Total Construction Cost	811.1	696.8
(1)US$0.75:C$1
(2)Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.
(3)Includes transmission line.
Working Capital
With the remaining draw under the US$540 million construction financing and available cash on hand, we have sufficient cash to complete the construction of the Brucejack Mine and are assessing our working capital requirements during the first three months of production.
Project Construction
All major components have been delivered to site and installation and assembly is ongoing. Process tank installation is 75% complete. The shell and heads for the SAG and Ball mills have been installed. Electrical and instrumentation along with other mechanical and piping installation within the mill building is ongoing.
The 330-person camp which includes mine dry, offices, recreation facilities, dining hall and kitchen has been commissioned and is fully operational.
Construction continues on the Valley of the Kings portal building. External structural steel erection is substantially complete. The portal will serve as the primary access point to convey the gold ore from the underground crusher to the mill.

The transmission line construction is nearing completion. As previously reported, all of the towers are in place and the first 42 kilometers of the 57-kilometer transmission line is energized to the Knipple substation. The final 15-kilometer section of the transmission line is 90% complete and expected to be energized this quarter. An additional six 2-megawatt diesel generators are fully commissioned and, combined with our initial 5-megawatts of diesel power, can provide adequate power to maintain full mill and underground production in the event of any grid power interruption.
Underground Development
Underground development remains on schedule and contract mining crews have completed over 10,000 meters of underground development to date. Excavation of the major development infrastructure is now complete. The third and final exhaust vent raise has broken through to surface. Underground work is focused on continued ramp and level development. Construction of underground infrastructure, including the crusher, conveyor, and transfer tower continues.
Updated Project Economic Metrics
An updated summary of the Brucejack economic results by metal price is shown in Table 2 below. Based on the February 2017 Forecast, Project Economics Net Cash Flows and Net Present Values have decreased slightly and Internal Rates of Return and Payback have improved marginally in comparison to the Project Economics from February 2016.
Table 2: Summary of Brucejack Economic Results by Metal Price – February 2017 Update(4,5)
	Low Case	Base Case	High Case
Gold Price (US$/ounce)	$800	$1,100	$1,400
Silver Price (US$/ounce)	$10.00	$14.00	$18.00
Net Cash Flow (US$)	$2.11 billion (pre-tax) $1.47 billion (post-tax)	$4.22 billion (pre-tax) $2.82 billion (post-tax)	$6.32 billion (pre-tax) $4.17 billion (post-tax)
Net Present Value(6) (5.0% discount) (US$)	$1.05 billion (pre-tax) $0.69 billion (post-tax)	$2.34 billion (pre-tax) $1.53 billion (post-tax)	$3.62 billion (pre-tax) $2.36 billion (post-tax)
Internal Rate of Return	19.9% (pre-tax) 16.5% (post-tax)	34.4% (pre-tax) 28.5% (post-tax)	47.5%(pre-tax) 39.1% (post-tax)
Payback(from start of production period)	5.0 years (pre-tax) 5.2 years (post-tax)	3.3 years (pre-tax) 3.5 years (post-tax)	2.5 years (pre-tax) 2.7 years (post-tax)
Exchange Rate (US$:C$)	0.75	0.75	0.75
(4)Includes impact from financing announced Sept 15, 2015.
(5)Financing impact assumes repayment of debt facility at maturity, exercise of maximum buyout options for offtake and stream facilities at December 31, 2018.
(6)NPV is discounted to December 31, 2015.
Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mining Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Project development and has reviewed and is responsible for the technical and scientific information in this news release.

About Pretivm
Pretivm is constructing the high-grade underground Brucejack gold mine in northern British Columbia with commercial production targeted for 2017.
For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.

Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
(877) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Forward-Looking Statements
This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to our planned exploration and development activities, the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 28, 2016 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

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